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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                          AMERICAN ELECTROMEDICS CORP.
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                                (Name of Issuer)

                     Common Stock, par value $.10 per share
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                         (Title of Class of Securities)

                                   025569-203
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                                 (CUSIP Number)

                                  May 21, 1999
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            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ] Rule 13d-1(b)

     [X] Rule 13d-1(c)

     [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


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CUSIP No. 025569-203                                                 Page 2 of 5
         ---------------


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1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).

    Robert B. Prag

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2.  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)
       -------------------------------------------------------------------------
    (b)
       -------------------------------------------------------------------------

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3.  SEC Use Only
                ----------------------------------------------------------------

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4.  Citizenship or Place of Organization      United States
                                        ----------------------------------------

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                     5.  Sole Voting Power              397,457
                                          --------------------------------------
Number of
Shares Bene-         6.  Shared Voting Power              -0-
ficially Owned                              ------------------------------------
by Each
Reporting            7.  Sole Dispositive Power         397,457
Person With:                                   ---------------------------------

                     8.  Shared Dispositive Power         -0-
                                                 -------------------------------

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9.  Aggregate Amount Beneficially Owned by Each Reporting Person    397,457
                                                                ----------------

10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)                                               -----------

11. Percent of Class Represented by Amount in Row (11)           5.2%
                                                      --------------------------

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12. Type of Reporting Person (See Instructions)

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    IN
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                                                                     Page 3 of 5

ITEM 1(a).  NAME OF ISSUER:

        American Electromedics Corp., a Delaware corporation

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

        13 Columbia Drive, Suite 18, Amherst, New Hampshire 03031


ITEM 2(a).  NAME(S) OF PERSON(S) FILING:

        Robert B. Prag ("RBP")

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

        2455 El Amigo Road, Del Mar, California 92014

ITEM 2(c).  CITIZENSHIP:

        RBP is a citizen of the United States of America.

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

        Common Stock, par value $.10 per share

ITEM 2(e).  CUSIP NUMBER:

        025569-203


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:



        If this statement is filed pursuant to Rule 13d-1(c), check this box [x]


ITEM 4.  OWNERSHIP.

        (a)  Amount beneficially owned:  397,457 shares

        (b)  Percent of class: 4.6%

        The percent of class is calculated based upon the 8,593,656 shares of Common Stock that the Issuer advised RBP were outstanding on May 21, 1999.

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                                                                     Page 4 of 5

        (c) Number of shares as to which such person has:

               (i)   Sole power to vote or direct the vote: 397,457

               (ii)  Shared power to vote or direct the vote: 0

               (iii) Sole power to dispose or to direct the disposition of:
                     397,457

               (iv)  Shared power to dispose or direct the disposition of: 0


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X]


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

        Not applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

        Not applicable.


ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

        Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

        Not applicable

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                                                                     Page 5 of 5

ITEM 10.  CERTIFICATIONS.

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   May 24, 1999


                                                         /s/Robert B. Prag
                                                       -------------------------
                                                            Robert B. Prag